UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Mallinckrodt plc
(Name of Issuer)

Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Ronald Veith Squarepoint Ops LLC 250 West 55th Street, 32nd Floor New York, NY 10019 (646) 979-1370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copy to: David H. Huntington, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019

November 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON Squarepoint Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 127,535
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 127,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 19,696,335 ordinary shares, $0.01 par value, reported outstanding as of November 14, 2023 in Mallinckrodt plc’s (the “Issuer”) Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. N/A	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON Arini Credit Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,177,868
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,177,868

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,177,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 19,696,335 19,696,335 ordinary shares, $0.01 par value, reported outstanding as of November 14, 2023 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. N/A	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON Squarepoint Ops LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,305,403
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,305,403

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON IA

(1)

Based on 19,696,335 19,696,335 ordinary shares, $0.01 par value, reported outstanding as of November 14, 2023 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 15, 2023.

CUSIP No. N/A	SCHEDULE 13D	Page 5 of 8

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.01 per share (“Ordinary Shares”), of Mallinckrodt plc (the “Issuer”), which has its principal executive offices at College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.
(i)	Squarepoint Master Fund Limited, a Cayman Islands limited company (“Squarepoint”);
(ii)	Arini Credit Master Fund Limited, a Cayman Islands limited company (“Arini Credit”); and
(iii)	Squarepoint Ops LLC, a Delaware limited liability company (“Squarepoint Ops”).

Each of Squarepoint, Arini Credit and Squarepoint Ops is sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

This Statement relates to the Ordinary Shares held of record by Squarepoint and Arini Credit. Squarepoint Ops LLC is the investment advisor to both of Squarepoint and Arini Credit.

Attached as Appendix A to Item 2 is information concerning the managers of Square Ops LLC as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(b)	The principal place of business for each Reporting Person is C/O Squarepoint Ops LLC, 250 West 55th Street, 32nd Floor, New York, NY 10019.

(c) and (f)	Squarepoint and Arini Credit are hedge funds incorporated under the laws of Cayman Islands. Squarepoint Ops is an investment advisor incorporated under the laws of Delaware.

(d) and (e)	During the past five years, none of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Ordinary Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

The response to Item 4 of this Statement is incorporated herein by reference.

CUSIP No. N/A	SCHEDULE 13D	Page 6 of 8

Item 4. Purpose of Transaction.

On August 28, 2023, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) voluntarily initiated proceedings (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) with a prepackaged chapter 11 plan as contemplated by the Restructuring Support Agreement, dated as of August 23, 2023 (the “RSA”), by and among the Issuer and certain of its subsidiaries, certain creditors and the Opioid Master Disbursement Trust II (the “Plan”). On November 14, 2023 (the “Effective Date”), the Debtors emerged from the Chapter 11 Cases and the Issuer emerged from the Irish examinership proceedings. The RSA was automatically terminated pursuant to its terms on the Effective Date.

On the Effective Date, all of the existing ordinary shares of the Issuer and all rights attaching or relating thereto were cancelled and such equity interests were deemed to have no further force or effect. Additionally, on the Effective Date, Ordinary Shares were issued by the Issuer to holders of certain of its first lien debt and second lien debt, including the Reporting Persons. As holders of the Issuer’s first lien debt and second lien debt, the Reporting Persons received an aggregate of 1,305,403 Ordinary Shares.

On the Effective Date, the Issuer adopted new articles of association (the “New Articles of Association”). Among other things, the New Articles of Association provides that an ad hoc crossover group steering committee (the “Ad Hoc Crossover Group Steering Committee”), of which the Reporting Persons are a part, has the right to designate one director of the Company so long as such Ad Hoc Crossover Group Steering Committee holds a certain minimum percentage of the nominal value of the issued Ordinary Shares of the Issuer and up to four (4) members out of up to ten (10) members of a nominating and selection committee, which committee may designate up to four (4) directors who qualify as “independent directors” under the listing requirements of the New York Stock Exchange, as set out in the New Articles of Association.

Additionally, on the Effective Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Persons and other certain owners of the Ordinary Shares (any owner of Ordinary Shares, a “Company Shareholder”). Pursuant to the terms of the Registration Rights Agreement, following an initial public offering, any Company Shareholder that owns 1% or more of the Ordinary Shares (calculated in accordance with the Registration Rights Agreement) shall have various rights, including customary “piggyback” registration rights. In addition, 180 days following an initial public offering, any Company Shareholder owning at least 15% of the Ordinary Shares (calculated in accordance with the Registration Rights Agreement) shall have the right to initiate up to three (3) demand registrations each, subject to customary exceptions. The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.2 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information relating to the beneficial ownership of the Ordinary Shares by the Reporting Persons set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover pages hereto is incorporated by reference in its entirety into this Item 5.

(a) - (b)	As of the date hereof, Arini Credit is the owner of record of 1,177,868 Ordinary Shares and Squarepoint is the owner of record of 127,535 Ordinary Shares. Squarepoint Ops, in its capacity as the investment advisor to both Arini Credit and Squarepoint, has the ability to indirectly control the decisions of Arini Credit and Squarepoint regarding the vote and disposition of securities held by Arini Credit and Squarepoint and as such may be deemed to have an indirect beneficial ownership of the Ordinary Shares held of record by Arini Credit and Squarepoint.

(c)	Except as otherwise set forth in this Statement, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

CUSIP No. N/A	SCHEDULE 13D	Page 7 of 8

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this Statement.
(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated into this Item 6 by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of November 22, 2023.
Exhibit 99.2	Registration Rights Agreement, dated November 14, 2023 (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2023).

CUSIP No. N/A	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2023

Squarepoint Master Fund Limited

By:	/s/ Ronald Veith
	Name:	Ronald Veith
	Title:	Chief Compliance Officer

Arini Credit Master Fund Limited

By:	/s/ Ronald Veith
	Name:	Ronald Veith
	Title:	Chief Compliance Officer

Squarepoint Ops LLC

By:	/s/ Ronald Veith
	Name:	Ronald Veith
	Title:	Chief Compliance Officer

Appendix A

To Item 2 of Schedule 13D

The following sets forth information with respect to managers of Squarepoint Ops LLC. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers of Squarepoint Ops LLC are Brad Kurtzman, Benjamin Servenay and Ronald Veith. The principal occupation of each of Messrs. Kurtzman and Servenay is to act as a manager of Squarepoint Ops LLC and other related investment managers and advisors. The principal occupation of Mr. Veith is to act as a manager and Chief Compliance Officer of Squarepoint Ops LLC and other related investment managers and advisors.

None of Messrs. Kurtzman, Servenay and Veith effected any transactions in the ordinary shares during the past 60 days.

The business address of each of Messrs. Kurtzman, Servenay and Veith C/O Squarepoint Ops LLC, 250 West 55th Street, 32nd Floor, New York, NY 10019.

Messrs. Kurtzman and Veith are each a citizen of the United States. Mr. Servenay is a citizen of France.

Each of Messrs. Kurtzman, Servenay and Veith disclaims beneficial ownership of the ordinary shares reported as beneficially owned by the Reporting Persons.